Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Molecular Templates, Inc.

Austin, Texas

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement on Form S-8 of our report dated February 22, 2017, relating to the financial statements of Molecular Templates, Inc., appearing in the current report on Form 8-K/A filed by Molecular Templates, Inc., (f/k/a Threshold Pharmaceuticals, Inc.) on October 17, 2017. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

/s/ BDO USA, LLP

Austin, Texas

October 17, 2017

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.